UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

06006915

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SEC FILE NUMBER
8 - 66599

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cue Capital Limited Partnership

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

840 Park Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Skouras — 212-628-8682
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- if individual, state last, first, middle name)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH., D.C. 203

PROCESSED JUN 09 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Skouras, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cue Capital Limited Partnership, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

PHILIP GONZALEZ
Notary Public, State Of New York
No. 01G06075398
Qualified in New York County
Commission Expires 06/03/2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUE CAPITAL LIMITED PARTNERSHIP

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

CUE CAPITAL LIMITED PARTNERSHIP

CONTENTS

Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3-4

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Partners of
Cue Capital Limited Partnership

We have audited the accompanying statement of financial condition of Cue Capital Limited Partnership (the "Partnership") as of December 31, 2005. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cue Capital Limited Partnership as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 6, 2006

CUE CAPITAL LIMITED PARTNERSHIP

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS		
Cash	$	628,468
Computer equipment, net of accumulated depreciation of $7,229		28,914
Prepaid expenses and other assets		43,048
	$	700,430
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Accounts payable and accrued expenses	$	78,425
Due to limited partners		21,537
		99,962
Partners' capital		600,468
	$	700,430

See accompanying notes to financial statements.

1. Nature of business

Cue Capital Limited Partnership (the "Partnership") was formed on September 4, 2003. The Partnership is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is also a member of the National Association of Securities Dealers, Inc. (NASD).

The Partnership's operations consist primarily of introducing leading institutional investors to fund managers that make private equity, real estate, and other non-traditional investments. The Partnership also provides fund managers advice on ways to improve their methods of raising capital.

2. Summary of significant accounting policies

Computer Equipment

Computer equipment is stated at cost less accumulated depreciation. The Partnership provides for depreciation under the straight-line method over an estimated useful life of the asset of 5 years.

Revenue Recognition

Finders fee are recognized as earned on a pro rata basis over the term of the contract. Consulting fees are recognized when services are provided.

Income Taxes

The Partnership does not record a provision for income taxes because the partners report their share of the Partnership's income or loss on their income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net capital requirement

The Partnership is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Partnership's net capital was approximately $528,000, which was approximately $516,000 in excess of its minimum requirement of approximately $12,000.

4. Related party transactions

The Partnership rents office space from a limited partner on a month-to-month basis. Rent expense for the year ended December 31, 2005 was approximately $13,000.

As of December 31, 2005, the Partnership owes approximately $22,000 to the limited partners for unreimbursed out-of-pocket expenses.

5. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i).

6. Concentrations of credit risk

The Partnership's revenues for the year ended December 31, 2005 were attributable to two customers, one representing 87% of the Partnership's total fee income for 2005.

The Partnership maintains its cash balances in a financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.